From:	Cowan, Mark A.
Sent:	Friday, December 30, 2011 2:06 PM
To:	Davidson, Peter
Subject:	RE: N-14

Peter,
No other comments from Zandra. Consider the earlier comments our 'official' comments.

Mark

From: Davidson, Peter [mailto:Peter.Davidson@invesco.com]
Sent: Wednesday, December 28, 2011 12:18 PM
To: Cowan, Mark A.
Subject: RE: N-14

Thanks Mark.

Do these also include fund accounting reviewer comments?

We look forward to hearing back from you.

Peter

_____

Peter Davidson
Assistant General Counsel
Invesco
11 Greenway Plaza, Suite 2500
Houston, Texas 77046-1173
Tel. (713) 214-7888
Fax (713) 993-9185
peter.davidson@invesco.com

www.invesco.com

From: Cowan, Mark A. [mailto:CowanM@SEC.GOV]
Sent: Wednesday, December 28, 2011 11:01 AM
To: Davidson, Peter
Subject: N-14

Hi Peter,
I just gave the filing to Zandra. Hopefully we get comments back to you by the end of the week. But here is what I passed on to her. I'll let you know as soon as I get the 'official' version.

1.   Notice of Joint Special Meeting of Shareholders

         There appears to be footnote text without any footnote reference in the table.

2.   Fee Table

a.   In the first footnote, state that the pro forma amounts assume that the reorganizations had been completed as of January 1, <u>2010</u>.

b.   The table included in the text of second footnote should be less prominent than that of the table.

c.   Since no waivers are reflected in the table, please delete the 'Fee Waiver and/or Expense Reimbursement' and 'Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement' lines (VK Mid Cap Growth reorganization).

d.   Footnote (2) describes agreements to waive certain expenses of the funds. Please note that expense waiver agreements may not be reflected in the fee table or in the accompanying footnotes if the term of the agreement is less than one year or if the expenses of a fund are not actually expected to be reduced pursuant to the agreement.

3.   Costs of the Reorganizations

Please confirm that the discussion on page 21 is consistent with Section 9.1 of the Form of Agreement and Plan of Reorganization. If the funds could potentially pay the reorganization costs, this should be discussed in the prospectus.

4.   Capitalization Table

The reorganization costs expected to be paid by VK Mid Cap Growth Fund should be shown as an adjustment in the table, reducing the net assets of the combined fund. Footnote (1) should be revised to explain the adjustment.

5.   Where to Find Additional Information

In the second paragraph, please update the mailing address of the SEC Public Reference Section.

6.   Pro Forma Financial Information

Describe the policies relating to securities valuation and Subchapter M compliance. In the securities valuation disclosure, please include a description of the levels of inputs used to value the funds' investments.

7.   Tandy

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark A. Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765